FORM C Electronic Signature on Behalf of Beach Sheetz, LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Beachsheetz, LLC.

TIN:

81-1983637 _____

Fiscal Year End (mm/dd) __/__

By:

_____

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Austin Wright _____

Print Name

CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

_____

Signature

CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

10-5-17 _____

Date

Certification of a majority of the Board of Directors:

_____
Print Name

_____
Signature

_____
Date

_____
Print Name

_____
Signature

_____
Date

_____
Print Name

_____
Signature

_____
Date

_____
Print Name

_____
Signature

_____
Date